Consent of Independent Registered Public Accounting Firm

The Board of Directors of Allianz Life Insurance Company of North America

We consent to the use of our report dated March 23, 2012 on the financial statements of Allianz Life Variable Account B and our report dated March 28, 2012 on the consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America and subsidiaries, included herein and to the reference to our firm under the heading “Experts” in the Statement of Additional Information.  Our report on the consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America and subsidiaries refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of accounting requirements issued by the Financial Accounting Standards Board (FASB), as of January 1, 2009.

/s/ KPMG LLP

Minneapolis, Minnesota

April 6, 2012